UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For November 7, 2011

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires	Contact in New York

Investor Relations

Leandro Perez Castaño, Finance & IR Manager

leandro_perez@tgs.com.ar

Carlos Almagro, Investor Relations

calmagro@tgs.com.ar

Tel: (54-11) 4865-9077

Media Relations

Mario Yaniskowski

Tel: (54-11) 4865-9050 ext. 1238

Lucía Domville lucia.domville@grayling,com Tel: (646) 284-9416

TGS Announces Results for the Third Quarter 2011

and Nine-Month Period ended September 30, 2011

FOR IMMEDIATE RELEASE: Monday, November 7, 2011

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. (“TGS” or “the Company”) (NYSE: TGS, MERVAL: TGSU2) reported today a net income of Ps. 10.0 million, or Ps. 0.013 per share (Ps. 0.063 per ADS), for the three-month period ended September 30, 2011, compared to a net income of Ps. 37.6 million, or Ps. 0.047 per share (Ps. 0.237 per ADS), recorded in the same 2010 period.

The decrease in net income is mainly attributable to a decline in operating income of Ps. 14.1 million, as well as an increase of Ps. 24.0 million in financial expense related to a higher devaluation of Argentina’s peso during the 2011’s period.

Net income for the nine month period ended September 30, 2011, amounted to Ps. 128.7 million, or Ps. 0.162 per share (Ps. 0.810 per ADS), which compares favorably with the Ps. 90.1 million, or Ps. 0.113 per share (Ps. 0.567 per ADS) recorded in the same period last year. Higher net income was mainly attributable to the Ps. 56.0 million loss recognized in the 2010’s period as a result of the value adjustment of the 20% tariff increase trade receivable (registered in December 2009), when TGS was notified that this receivable would be collected in long-term monthly installments.

Third Quarter 2011 vs. Third Quarter 2010

In the three-month period ended September 30, 2011, TGS posted total net revenues of Ps. 349.2 million, slightly below the Ps. 352.4 million recorded in the third quarter of 2010.

Natural gas transportation revenue amounted to Ps. 151.7 million in the third quarter of 2011, compared to Ps. 162.8 million earned in the same year-ago quarter. The revenue decline of Ps. 11.1 million is mostly explained by Ps. 16.5 million in revenues recorded in the 2010’s quarter associated with the 20% tariff increase derived from the transitional agreement signed between TGS and the Unit for Renegotiation and Assessment of Utilities Contracts (“UNIREN”) of October 2008, that was ratified in December 2009 by the Argentine Government through Decree No. 1,918/2009. On December 16, 2010, the Board of Directors of the Company agreed to eliminate the recognition of this revenue given that “ENARGAS” (the National Gas Regulatory Body) had not yet authorized the billing of the tariff increase, along with the fact that both, ENARGAS and the Ministry of Federal Planning, Public Investment and Services, filed an appeal against the verdict issued by the Judge, who upheld the acción de amparo (a summary proceeding to guarantee constitutional rights) filed by TGS.

The natural gas transportation segment represented approximately 43% and 46% of the Company’s total revenue in the third quarters of 2011 and 2010, respectively. Natural gas transportation revenues are derived mainly from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services of the gas transportation assets, which belong to the gas’ trusts created by the Argentine government to expand the transportation capacity of the pipeline system. This segment is also subject to ENARGAS regulation.

The Production and Commercialization of Liquids segment revenue slightly increased to Ps. 174.8 million in the three-month period ended September 30, 2011, up 3.6% from Ps. 168.8 million in the same 2010 period. This revenue increase was due to higher international price for natural gasoline, which was partially offset by the lower volume of liquids exported.

Liquids production and commercialization revenue accounted for approximately 50% and 48% of the total revenue in the third quarters of 2011 and 2010, respectively. Liquids production and commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, where all of TGS’s main pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. The commercialization of liquids is done for both, on behalf of the Company’s own account and its clients.

In the third quarter of 2011, Other Services revenues amounted to Ps. 22.7 million, 9.1% above the same period in 2010. The rise is mainly explained by the higher revenues generated by midstream services.

The Other Services segment mainly consists of midstream and telecommunication activities. As a percentage of the Company’s total revenue, it accounted for approximately 7% and 6% for the three-month periods ended September 30, 2011 and 2010, respectively. Midstream activities consist of gas treatment, separation, and removal of impurities from the natural gas stream and gas compression, rendered at the wellhead, typically for gas producers. In addition, TGS provides services related to pipeline and compression plant construction and related operation and maintenance services. Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS. Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.

Costs of sales and administrative and selling expenses for the third quarter of 2011 increased to Ps. 248.2 million from Ps. 237.3 million in the third quarter of 2010. This slight increase is mainly due to higher labor cost totaling Ps. 16.4 million.

Net financial expense increased to Ps. 64.0 million in 2011 third quarter from Ps. 40.0 million reported in the same quarter of 2010. This increase, of Ps. 24.0 million, is mostly explained by a larger exchange rate loss of Ps. 26.4 million, derived from a higher local currency devaluation in the 2011’s period.

Nine-Month Period ended September 30, 2011 vs. Nine-Month Period ended September 30, 2010

For the nine-month period ended September 30, 2011, TGS achieved a total net revenue of Ps. 1,245.8 million, 1.8 % above the Ps. 1,223.6 million recorded in the same period of 2010.

Gas transportation revenue for the nine-month period ended September 30, 2011 was Ps. 436.0 million, 7.3% below the Ps. 470.1 million recorded in the same year-ago period. The reduction, of Ps. 34.1 million, is mainly due to the accounting in the 2010’s period, in which Ps. 46.5 million in revenues associated with the 20% tariff increase mentioned above were registered.

The liquids production and commercialization segment revenue increased 8.7% to Ps. 745.1 million in the nine-month period ended September 30, 2011, from Ps. 685.7 million for the same previous year period. This increase is mainly explained by higher international reference prices of propane, butane and natural gasoline, even when the number of tons sold decreased by 8.2%.

During the nine-month period ended September 30, 2011, Other Services revenues amounted to Ps. 64.7 million, decreasing by Ps. 3.1 million from the same period in 2010. The decrease is mainly explained by lower revenues generated by the management construction services (rendered in connection with pipeline expansion works).

Costs of sales and administrative and selling expenses increased by 2.8% to Ps. 871.0 million in the nine month period ended September 30, 2011, from Ps. 847.3 million in the same previous year period. Labor costs and export taxes increased by Ps. 39.4 million and Ps. 24.5 million, respectively, but were partially mitigated by lower production costs of liquids.

Other expenses, net experienced a positive variation of Ps. 18.7 million mainly due to Ps. 16.0 million in revenue, which corresponds to the early-cancellation of a contract related to the liquids business.

Net financial expense declined to Ps. 136.7 million for the nine-month period ended September 30, 2011, from Ps. 185.4 million reported in the same 2010 period. This decrease, of Ps. 48.7 million, was mainly related to the Ps. 56.0 million adjustment associated with the 20% tariff increase receivable mentioned above.

For the nine-month period ended September 30, 2011, TGS reported a Ps. 106.7 million income tax expense, compared to Ps. 79.3 million reported in the same period of 2010. This Ps. 27.4 million increase is due to a higher taxable income reported in the 2011’s period.

Liquidity and Capital Resources

Cash flow from operating activities for the nine-month period ended September 30, 2011, amounted to Ps. 289.7 million, which more than doubled when compared to cash flow from operating activities generated in same period of 2010. This increase is mainly explained by Ps. 95.3 million more in cash flow generated by the liquids business and the Ps. 41.9 million reduction in income taxes paid in the nine-month period ended September 30, 2011.

Cash flow used to finance activities increased by Ps. 792.6 million, mainly as the result of the higher dividend paid in June 2011, which amounted to Ps. 976.0 million compared to Ps. 30.3 million paid in the second quarter of 2010.

For detailed information about the Company’s cash flow please refer to Exhibit IV.

Please see the attached tables for additional financial and operating information.

TGS, with a current firm contracted capacity of approximately 2.9 Bcf/d, is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids. TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively. TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds approximately 55.3% of the Company’s common stock. CIESA is currently owned 50% by Petrobras Argentina S.A. and a subsidiary, 40% by a trust whose fiduciary is ABN AMRO BANK N.V. Sucursal Argentina, and 10% by Enron Pipeline Company Argentina S.A. (which was acquired by Pampa Energía S.A. on April 8, 2011 after obtaining the corresponding governmental approvals).

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks. Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved. Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the nine-month periods ended

September 30, 2011 and 2010

(In millions of Argentine pesos)

Nine-month period ended September 30, 2011	Gas Transportation	Liquids Production and Commercialization	Other Services	Corporate	Total
Net revenues	436.0	745.1	64.7	-	1,245.8
Operating income / (loss)	135.7	319.0	1.3	(81.2)	374.8
Depreciation of PP&E	119.0	30.5	9.6	5.4	164.5
Additions to PP&E	71.7	23.2	20.1	8.4	123.4

Nine-month period ended September 30, 2010
Net revenues	470.1	685.7	67.8	-	1,223.6
Operating income (loss)	200.9	253.1	14.2	(91.8)	376.4
Depreciation of PP&E	117.1	28.2	9.4	4.3	159.0
Additions to PP&E	49.9	17.3	25.2	8.2	100.6

Breakdown of Net Financial Expense for the nine-month periods ended

September 30, 2011 and 2010

 (In millions of Argentine pesos)

	2011	2010
Generated by Assets
Interest	15.0	6.8
Foreign exchange gain	48.6	42.8
Trade receivables discounted value loss	5.8	(56.0)
Subtotal	69.5	(6.4)
Generated by Liabilities
Interest expense	(108.7)	(108.1)
Foreign exchange loss	(82.4)	(61.5)
Others	(15.1)	(9.4)
Subtotal	(206.2)	(179.0)
Total	(136.7)	(185.4)

Exhibit III

Transportadora de Gas del Sur S.A.
Consolidated Balance Sheets as of September 30, 2011 and December 31, 2010
(In millions of Argentine pesos)

	09/30/2011	12/31/2010
Current assets		
Cash and deposits in banks	113.9	470.1
Investments, net	230.7	619.4
Trade receivables, net	271.0	317.0
Other receivables	85.6	52.3
Inventories	26.4	12.9
Total current assets	**727.6**	**1,471.7**
Non current assets		
Trade receivables	44.8	9.0
Other receivables	71.2	64.9
Investments, net	3.4	2.0
Property, plant and equipment, net	4,015.8	4,059.2
Intangible assets, net	3.7	4.5
Total non current assets	**4,138.9**	**4,139.6**
Total assets	**4,866.5**	**5,611.3**
Current liabilities		
Accounts payable	254.4	293.8
Loans	46.7	14.6
Payroll and social security taxes payable	40.0	37.5
Taxes payable	33.0	97.3
Advances from customers	17.4	18.0
Other liabilities	7.8	6.0
Provisions for contingencies	124.7	106.9
Total current liabilities	**524.0**	**574.1**
Non current liabilities		
Loans	1,572.8	1,487.1
Taxes payable	38.6	29.9
Advances from customers	285.4	227.2
Total non current liabilities	**1,896.8**	**1,744.2**
Total liabilities	**2,420.8**	**2,318.3**
Shareholders' equity	**2,445.7**	**3,293.0**
Total liabilities and shareholders' equity	**4,866.5**	**5,611.3**

Exhibit IV

Transportadora de Gas del Sur S.A.

Consolidated Statement of Cash Flows for the nine-month periods ended September 30, 2011 and 2010

(In millions of Argentine pesos)

	2011	2010
Cash flows provided by operating activities		
Net income for the period	128.7	90.1
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	164.5	159.0
Amortization of intangible assets	0.8	0.8
Consumption of materials	2.3	3.1
Increase in allowances and provisions	21.4	47.1
Write off of intangible assets retired	0.0	0.3
(Gain) / loss on related companies	(1.7)	(1.7)
Interest expense accrual	108.7	108.1
Result of debt prepayment	0.0	(5.1)
Interest expense paid	(60.1)	(60.5)
Income tax accrued	106.7	79.3
Income tax and asset tax paid	(149.8)	(191.6)
Foreign exchange loss	77.7	63.8
Changes in assets and liabilities:		
Trade receivables	7.7	(134.3)
Other receivables	(39.1)	(1.4)
Inventories	(13.6)	(2.0)
Accounts payable	(20.2)	(20.0)
Payroll and social security taxes	2.4	(3.8)
Taxes payable	(12.9)	(33.3)
Advances from customers	(34.5)	(30.7)
Other liabilities	1.8	0.1
Provisions for contingencies	(1.1)	(4.4)
Cash flows provided by operating activities	**289.7**	**118.9**
Cash flows used in investing activities		
Additions to property, plant and equipment	(129.0)	(108.2)
Dividends collected	0.3	0.9
Cash flows used in investing activities	**(128.7)**	**(107.3)**
Cash flows used in financing activities		
Advances from customers	70.1	(30.3)
Dividens paid	(976.0)	(83.0)
Payment of loans	0.0	0.0
Cash flows used in financing activities	**(905.9)**	**(113.3)**
Net decrease in cash and cash equivalents	**(744.9)**	**(101.7)**
Cash and cash equivalents at the beginning of the year	**1,089.5**	**1,025.1**
Cash and cash equivalents at the end of the period	**344.6**	**923.4**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás Mordeglia
	Name:	Nicolás Mordeglia
	Title:	Senior Legal Counsel

Date: November 7, 2011